Simpson Thacher & Bartlett llp

2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002

Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

April 29, 2024

Robert Littlepage

Inessa Kessman

Matthew Derby

Edwin Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waystar Holding Corp. - Registration Statement on Form S-1 (CIK No. 0001990354)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), and in connection with the Registration Statement on Form S-1 (File No. 333-275004), initially filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2023 and as amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on October 26, 2023, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed on November 15, 2023, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed on November 29, 2023, and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement filed on March 22, 2024 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Registration Statement”), we hereby submit Amendment No. 5 (“Amendment No. 5”) to the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments in its letter, dated April 15, 2024 (the “comment letter”), and to otherwise update its disclosure. Upon request, we can provide the Staff with a marked version of Amendment No. 5 showing changes from Amendment No. 4.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 5. Unless otherwise defined below, terms defined and used below shall have the meanings given to them in Amendment No. 5.

Summary
Overview, page 1

1.	You illustrate the growth in the number of clients from whom you generate over $100,000 of revenue by disclosing the number of such clients in the twelve months ended March 31, 2021 compared to the year ended December 31, 2023. To provide further context, please explain the relevance of the twelve months ended March 31, 2021, and disclose the number of such clients for the years ended December 31, 2021 and 2022.

The Company has revised its disclosure on pages 1, 61, 70, 78 and 88 in response to the Staff’s comment.

Principal stockholders, page 125

2.	Please clarify why you have presented the columns comprising "Shares of our common stock to be sold in the offering." If there will be selling shareholders, please revise your cover page and elsewhere to disclose that there will be a selling shareholder component of the offering. If there will not be selling shareholders, then remove these columns. You may disclose in the introductory paragraphs or a footnote to the table how the number of outstanding shares will change based upon the shares being offered and if the underwriters' over-allotment option is exercised.

The Company has revised its disclosure on page 128 in response to the Staff’s comment.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer

Matthew R. A. Heiman, Chief Legal & Administrative Officer

Waystar Holding Corp.

Jason M. Licht

Christopher J. Clark

Latham & Watkins LLP